Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED JANUARY 12, 2021

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 17

DATED DECEMBER 31, 2020

This Supplement No.1 dated January 12, 2021, supplements the Post-Qualification Offering Circular Amendment No. 17 of RSE Archive, LLC (the “Company”) dated December 31, 2020 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on December 31, 2020 and qualified on January 8, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to three particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#98GTA / 1998 PlayStation Grand Theft Auto”, “#WOLVERINE / 1974 Incredible Hulk #181”, and “#59BOND / Goldfinger” are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window
#98GTA / 1998 PlayStation Grand Theft Auto	12/21/2020	1998 PlayStation Grand Theft Auto Video Game graded Wata 9.8 A+	Upfront Purchase	Upcoming	Q1 2021 or Q2 2021	Q1 2021 or Q2 2021	$5.00	2,520 / 3,150	$12,600 / $15,750	$1,293
#WOLVERINE / 1974 Incredible Hulk #181	1/8/2021	1974 Incredible Hulk #181 comic book graded NM/M 9.8 by CGC	Upfront Purchase	Upcoming	Q1 2021 or Q2 2021	Q1 2021 or Q2 2021	$9.50	4,000 / 5,000	$38,000 / $47,500	$3,925
#59BOND / Goldfinger	12/21/2020	1959 First Edition Dedication copy of Goldfinger by Ian Fleming	Upfront Purchase	Upcoming	Q1 2021 or Q2 2021	Q1 2021 or Q2 2021	$8.00	8,200 / 10,250	$65,600 / $82,000	$11,020

1

DESCRIPTION OF SERIES 1998 PLAYSTATION GRAND THEFT AUTO

Investment Overview

•Upon completion of the Series #98GTA Offering, Series #98GTA will purchase a 1998 PlayStation Grand Theft Auto Video Game graded Wata 9.8 A+ as the Underlying Asset for Series #98GTA (The “Series 1998 PlayStation Grand Theft Auto” or the “Underlying Asset” with respect to Series #98GTA, as applicable), the specifications of which are set forth below.

•Grand Theft Auto is a video game released for the PlayStation in 1998 by Take-Two Interactive that allowed players to immerse themselves in the life of thrill-seeking gang members, racing cars and running from the police.

•Take-Two Interactive is a game publisher incorporated in 1993 that is known for video game franchises like Grand Theft Auto, Red Dead Redemption, Civilization, and Borderlands.

•The Underlying Asset is a 1998 PlayStation Grand Theft Auto Video Game graded Wata 9.8 A+.

Asset Description

Overview & Authentication

•The PlayStation was released by Sony in 1994 and has since spawned a series of consoles culminating most recently with the PlayStation 5 in 2020.

•Take-Two Interactive was founded by Ryan Brant in 1993 after graduating from Wharton School of Business with a degree in Economics. The Publishing company would grow to encompass subsidiaries like Rockstar Games and 2K and publish many of the most influential games in the video game landscape.

•Grand Theft Auto, or “GTA” as it is commonly referred to, was originally named Race’n’Chase, and eventually came about as the developers at DMA Design (eventually bought by Take-Two Interactive and renamed Rockstar North) wanted to create a game that would allow players to do whatever they wanted in an immersive city landscape.

•There have been seven Grand Theft Auto titles released in total (including the unnumbered Grand Theft Auto: Vice City and Grand Theft Auto: San Andreas, as well as numerous expansion packs.

•As of May 2019, GTA V had sold over 110 million copies, making it the third best-selling video game of all time, behind only Minecraft and Tetris.

•As of September 2019, Grand Theft Auto was the fourth highest grossing video game franchise of all time with an estimated 280 million copies sold, behind only Call of Duty, Pokémon, and Mario.

•With Rockstar (Take-Two Interactive’s subsidiary that develops GTA) releasing a new installment into the series at intervals of four to five years generally, speculation has arisen recently over the delay of GTA 6, which had been expected in this year.

•Grand Theft Auto has been dogged by controversy throughout its’ existence due to its graphic depiction of violence, drug abuse, and. sexual content.

•The Underlying Asset has been authenticated by Wata Games and issued a grade of 9.8 A+ with certification number 577135-002.

Notable Features

•The Underlying Asset is a 1998 PlayStation Grand Theft Auto video game graded Wata 9.8 A+.

•The Underlying Asset is 1 of 2 1998 PlayStation Grand Theft Auto video game examples graded Wata 9.8 A+ with none graded higher.

•The Underlying Asset has the Sony security label and tear strip.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from Wata Games.

Details

Series 1998 PlayStation Grand Theft Auto
Game	Grand Theft Auto
System	PlayStation
Manufacturer	Take-Two Interactive
Production Year	1998
Box Variant	First-party Y seam with Sony security label and Tear strip
Authentication	Wata Games
Box Grade	9.8
Seal Rating	A+
Certification No.	577135-002

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1998 PlayStation Grand Theft Auto going forward.

DESCRIPTION OF SERIES 1974 THE INCREDIBLE HULK #181

Investment Overview

•Upon completion of the Series #WOLVERINE Offering, Series #WOLVERINE will purchase a 1974 Incredible Hulk #181 comic book graded NM/M 9.8 by CGC as the Underlying Asset for Series #WOLVERINE (The “Series 1974 Incredible Hulk #181” or the “Underlying Asset” with respect to Series WOLVERINE, as applicable), the specifications of which are set forth below.

•Wolverine is a character created by Roy Thomas, Len Wein, and John Romita Sr. who has razor-sharp claws, the ability to heal from virtually any injury, and an indestructible metal skeleton.

•Marvel Comics is a comic book publishing and entertainment company founded in 1939 as Timely Comics.

•The Underlying Asset is a 1974 Incredible Hulk #181 comic book graded NM/M 9.8 by CGC.

Asset Description

Overview & Authentication

•Roy Thomas came up with the initial concept of Wolverine as a ploy to lure Canadian readers, coming up only with the basics of his name, Canadian nationality, short stature, and fierce nature.

•Len Wein, the writer of the “Incredible Hulk” series, approached Marvel art director John Romita Sr. and asked him to create a character, only giving him the name “Wolverine,” Romita said: “At the time, I thought a wolverine was a female wolf!"

•Wolverine debuted in the final panel of Incredible Hulk #180 in October 1974.

•Wolverine’s first full appearance occurred in Incredible Hulk #181 in November 1974, in which Wolverine and the Hulk fight the Wendigo, before turning on one another.

•Marvel’s original name, Timely Comics, began publishing comic books in 1939, and introduced heroes like Captain America.

•Timely Comics became Atlas Magazines in 1951, before officially renaming to Marvel Comics in 1961.

•The era between 1961-1978 has been referred to as the “Marvel Era of Comics.”

•Stan Lee was looking for new characters to continue to fuel his success in the early 1960s and began by conceiving of characters and their super-powers. Having used the “radioactive-accident” origin story multiple times, Lee “took the cowardly way out” and decided they would be mutants, “born that way.” He originally called the team the Mutants, but was advised by Marvel’s publisher that kids were unfamiliar with the term, so instead settled on the name X-Men.

•X-Men #1 was released just days after the March on Washington in August of 1963, and Lee claims he intentionally sought to show that “bigotry is a terrible thing” by creating characters facing adversity due to born differences.

•The X-Men series was not an immediate hit but caught a second wind in 1975 after writer Len Wein and artist Dave Cockrum introduced new characters like Wolverine and Nightcrawler.

•The X-Men comic series was circulating approximately 500,000 copies per month by the early 1990s.

•X-Men Origins: Wolverine was released on May 1, 2009 by 20th Century Fox. Directed by Gavin Hood, the film starred Hugh Jackman as Wolverine, Liev Schreiber as Victor Creed, and Will.i.am as John Wraith. X-Men Origins: Wolverine took in $373,062,864 at the worldwide box office.

•The recent surge in superhero movies has helped drive a resurgent comic book market, with comic book sales topping $1,000,000,000 in 2017.

•The Underlying Asset has been authenticated by Certified Guaranty Company (CGC) an issued a grade of CGC NM 9.8 with certification No. 1099390001.

Notable Features

•The Underlying Asset is a 1974 Incredible Hulk #181 comic book graded NM/M 9.8 by CGC.

•The Underlying Asset is in the top 1.2% of CGC graded copies of The Incredible Hulk #181 and is 1 of 126 copies graded at CGC NM 9.8, with one graded higher.

•The Underlying Asset features the first full appearance of Wolverine.

•The Underlying Asset’s cover art by Herb Trimpe features an illustration of Wolverine attacking The Incredible Hulk, “THE INCREDIBLE / HULK / AND NOW… the WOLVERINE!” across the top of the page.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from CGC.

Details

Series 1974 Incredible Hulk #181
Title	The Incredible Hulk #181
Store Date	November 10, 1974
Key Issue	First Full Appearance of Wolverine
Cover Price	$0.25
Publisher	Marvel
Writer	Len Wein
Cover Artist	Herb Trimpe
Penciller	Herb Trimpe
Inker	Jack Abel
Colourer	Glynis Wein
Letterer(s)	Artie Simek, Gaspar Saladino
Editor	Roy Thomas
Rarity	1 of 126 (CGC 9.8)
Authentication	Certified Guaranty Company (CGC)
Grade	9.8
Certification No.	1099390001

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1974 Incredible Hulk #181 going forward.

DESCRIPTION OF SERIES GOLDFINGER

Investment Overview

•Upon completion of the Series #59BOND Offering, Series #59BOND will purchase a 1959 First Edition Dedication copy of Goldfinger by Ian Fleming as the Underlying Asset for Series #59BOND (The “Series Goldfinger” or the “Underlying Asset” with respect to Series #59BOND, as applicable), the specifications of which are set forth below.

•Ian Fleming was a British novelist known for the James Bond series, which debuted with Casino Royale in 1953.

•Goldfinger was Ian Fleming’s seventh James Bond novel, and tells the story of Auric Goldfinger, the richest man in England, who is investigated by MI6 regarding an audacious gold heist.

•The Underlying Asset is a First Edition Dedication copy of Goldfinger by Ian Fleming given to his friend William Plomer.

Asset Description

Overview & Authentication

•Ian Fleming was born in 1908 in London.

•Fleming worked as a journalist at Reuters, and in April 1933 was sent to Moscow to cover the Metropolitan-Vickers trial.

•In July 1939 Fleming became a Lieutenant in the Special Branch of the Royal Naval Volunteer Reserve, a role which he would later give to his character James Bond. It’s speculated that one of his commanding officers would become the model for the head of MI6, M, in Fleming’s Bond novels.

•At the time of Fleming’s death in 1964, he had penned 12 books, 10 of them about James Bond, and was in the midst of another Bond novel when he died.

•The James Bond series spawned a widely popular film franchise which is continuing on today, featuring 26 movies which have grossed a combined $7 billion at the international box office as of April 2020.

•By 2008, over 100 million Bond books had been sold.

•The next Bond movie, No Time to Die, is set for release in 2021 featuring Daniel Craig in the role of Bond.

•William Plomer was a friend of Fleming’s whom he met when he wrote a fan-letter to Plomer after reading his novel, Turbott Wolfe. This kicked off a life-long friendship, and Plomer was instrumental in the editing and publishing in many of the Bond books, particularly the early issues.

•It was thanks to Plomer’s encouragement that Jonathan Cape published Casino Royale, as at the time, the publishing house did not publish thrillers. “It was Plomer who told Fleming that he would make a natural writer of thrillers. “But,” said Plomer, “it’s no good writing just one. With that sort of book, you must become regular in your habits.” Over a lunch in 1952, the insecure Fleming admitted that he had written Casino Royale, and asked Plomer to read it.”

•Plomer delivered the address at Fleming’s memorial service, mentioning an unnamed book that had a “lasting influence” on Fleming. This book is thought to be Turbott Wolfe, which Plomer called “an outstanding worst-seller.”

•The two men had counter-vailing personalities: “They struck up an unlikely friendship (Fleming’s taste for gambling and women contrasting with the homosexual Plomer’s intellectualism) that was to last until Fleming’s death in 1964.”

•A dedication copy of a book is the copy given from the author to the person whom the book is dedicated.

•The Underlying Asset is accompanied by a signed letter of authenticity from Darren Sutherland, a New York-based rare book specialist.

Notable Features

•The Underlying Asset is a 1959 First Edition Dedication Copy of Goldfinger by Ian Fleming, first published by Jonathan Cape.

•The Underlying Asset is the dedication copy given by Fleming to William Plomer, the person to whom the book is dedicated.

•The Underlying Asset includes an inscription on the front free endpaper: “To / William / This oak tree from / that acorn! / Affectionately / Ian.”

•The Underlying asset is in Octavo format.

•The Underlying Asset is bound in the original black cloth and lettered in gilt.

•The Underlying Asset is accompanied by a dust-jacket, collector's green cloth chemise, and green morocco-backed slipcase.

Notable Defects

•The Underlying Asset's top edge of upper cover and top right corner are slightly bumped.

•The Underlying Asset's dust-jacket is soiled and damp-stained with tears to some folds and shows slightly frayed extremities.

Details

Series Goldfinger
Title	Goldfinger
Publisher	Jonathan Cape
Publication Date	1959
Binding	Hardcover
Book Condition	Top edge of upper cover and top right corner slightly bumped
Edition	Dedication copy
Inscription or Note	Signed by Ian Fleming, and inscribed: “To / William / This oak tree from / that acorn! / Affectionately / Ian.”

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Goldfinger going forward.